  As filed with the Securities and Exchange Commission on January 10, 1996
                                                Registration No. 33-___________
-------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                   Form S - 3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ------------------
                           BENTON OIL AND GAS COMPANY
               (Exact name of registrant as specified in charter)

             Delaware                                    77-0196707
 (State or other jurisdiction of           (I.R.S. Employer Identification No.)
  incorporation or organization)

        1145 Eugenia Place                          A.E. Benton, C.E.O.
            Suite 200                               1145 Eugenia Place
   Carpinteria, California 93013                         Suite 200
         (805) 566-5600                        Carpinteria, California 93013
(Address, including zip code, and                     (805) 566-5600
telephone number, including area code,       (Name, address, including zip code,
of registrant's principal executive           and telephone number, including
offices)                                      area code, of agent for service)

                     -----------------------------------
                                   Copies to:
                                 Jack A. Bjerke
                Emens, Kegler, Brown, Hill & Ritter Co., L.P.A.
                        65 East State Street, Suite 1800
                              Columbus, Ohio 43215
                                (614) 462-5400

         Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                       CALCULATION OF REGISTRATION FEE

=======================================================================================================================
Title of each Class of Securities     Amount to be       Proposed Maximum       Proposed Maximum        Amount of to
      to be Registered                Registered(1)      Offering Price Per     Aggregate Offering    Registration Fee
                                                              Share(2)               Price(2)
-----------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value          348,500             $14.50                 $5,053,250            $1,743
=======================================================================================================================


1. The shares to be registered hereunder are issuable by the Company upon the exercise of certain outstanding warrants which, pursuant to the terms of the Warrant Agreements, were not exercisable until one year from from the date of issuance of the Warrants.

2. Estimated pursuant to paragraphs (c) and (g) of Rule 457 promulgated under the Securities Act of 1933, as amended, solely for purposes of calculating the registration fee, based upon the average of the high and low sale prices at which shares of Common Stock were sold on January 8, 1996 on the NASDAQ National Market.

The Registrant hereby amends that this registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
------------------------------------------------------------------------------

                             Subject to Completion
                                January 10, 1996
                                 348,500 Shares


                           BENTON OIL AND GAS COMPANY
                                  COMMON STOCK

This Prospectus relates to the offering of an aggregate of 348,500 shares of Common Stock, $.01 par value, of Benton Oil and Gas Company (the "Company"), offered to and for the account of certain stockholders of the Company (the "Selling Stockholders"). The shares are issuable by the Company upon the exercise of certain outstanding warrants (the "Warrants") issued to partners of the Benton Oil & Gas Private Drilling Partnership 1989-3, L.P. and the Benton Oil & Gas Private Drilling Partnership 1990-1, L.P. (collectively, the "Partnerships") upon dissolution of the Partnerships. Pursuant to the terms of the Warrants, the Warrants were not exercisable until one year after the date of issuance of the Warrants. This Prospectus is to be used for the offer and issuance of shares of Common Stock upon the exercise of the Warrants (the "Shares") and for the public resale of the Shares so issued by the Selling Stockholders. The Company will receive an aggregate of $3,485,000, assuming all Warrants are exercised. The Company will not receive any proceeds from the sale of the Shares offered by the Selling Stockholders. See "Use of Proceeds," "Selling Stockholders" and "Plan of Distribution."

The Shares may be sold from time to time by the Selling Stockholders, or by the pledgees, transferees or other successors in interest. Such sales may be made on the NASDAQ National Market or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange transaction in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) secondary distributions. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sale and which are not expected to exceed those customary in the type of transactions involved. Such brokers or dealers and any other participating brokers or dealers acting for the Selling Stockholders may be deemed to be "underwriters' within the meaning of the Securities Act of 1933, as amended (the "Act") in connection with such sales, and any commissions, discounts, concessions or profits received by them may be deemed to be underwriting compensation under the Act.

The Shares are being offered by the Company and the Selling Stockholders without any underwriting discounts or commissions.

All expenses of registration of the Shares, estimated to be approximately $14,000, shall be borne by the Company. Normal commission expenses and brokerage fees, as well as the fees of counsel to the Selling Stockholders, if any, and any applicable transfer taxes, are payable individually by the Selling Stockholders.

On January 8, 1996 the last sale price of the Company's Common Stock on NASDAQ National Market was $14.50 per share.

SEE "RISK FACTORS" AT PAGE 9 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              Underwriting Discounts
                              Price to Public(1)                    and Company         Proceeds to Company
Per                           $10.00                                   $0               $10.00
Share.....................    $3,485,000                               $0               $3,485,000
Total(2)..................

(1) Represents exercise price of Warrants.
(2) Assumes that all warrants are exercised.

                The date of this Prospectus is __________, 1996

                            AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports and other information with the Commission. Reports, proxy statements and other information statements filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission, at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549, and the following regional offices of the Commission: 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549.

The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Securities. This Prospectus, filed as part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and to the exhibits and schedules thereto, which may be inspected at the Commission's offices without charge or copies of which may be obtained from the Commission upon payment of the prescribed fees. Statements made in the Prospectus as to the contents of any contract, agreement or document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, and each such statement is qualified in its entirety by such reference.

             INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents, heretofore filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act, are hereby incorporated by reference, except as superseded or modified herein (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended by Forms 10-K/A on May 2, 1995 and July 11, 1995; (ii) the Company's Current Report on Form 8-K filed April 17, 1995; (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995; (iv) the Company's Current Report on Form 8-K filed May 31, 1995; (v) the Company's Registration Statement on Form 8-A filed on May 4, 1995, effective May 19, 1995; (vi) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995; (vii) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995;(viii) the Company's Current Report on Form 8-K filed January 8, 1996 and (ix) the description of Common Stock contained in the Company's Registration Statements and amendments filed pursuant to the Exchange Act on March 17, 1989, May 14, 1991 and May 15, 1992.

Each document filed subsequent to the date of this Prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document. Any statement contained in the documents incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

The Company undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents or information referred to above that has been or may be incorporated by reference in this Prospectus (excluding exhibits to such documents unless such exhibits are specifically incorporated by reference). Requests should be directed to Benton Oil and Gas Company, 1145 Eugenia Place, Suite 200, Carpinteria, California 93013 (the principal executive offices of the Company), telephone (805) 566-5600, Attn: Corporate Secretary.

                               TABLE OF CONTENTS

                                                                                                    PAGE
                                                                                                    ----
AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE . . . . . . . . . . . . . . . . . . . . . . . . . .  5
PROSPECTUS SUMMARY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9
THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
SELLING STOCKHOLDERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24
GLOSSARY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25

No person has been authorized to give any information or make any representation other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any underwriter, agent or dealer. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities registered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                              PROSPECTUS SUMMARY

The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and Consolidated Financial Statements and related notes thereto appearing elsewhere in this Prospectus or incorporated herein by reference. See the Glossary included elsewhere in this Prospectus for definitions of certain oil and gas terms. Unless the context otherwise requires or as otherwise specified herein, all references to the "Company" refer to Benton Oil and Gas Company and its subsidiaries.

                                 THE COMPANY

Benton Oil and Gas Company is primarily engaged in the development and production of oil and gas properties. The Company's operations are focused in the eastern region of Venezuela, the Gulf Coast region of Louisiana and the West Siberia region of Russia. At December 31, 1994, the Company's Proved Reserves of 81.2 MMBOE consisted of 78.5 MMBbl of oil and 16.1 Bcf of natural gas. The Company's Proved Reserves, net of production, have increased from 14.8 MMBOE at December 31, 1990 to 81.2 MMBOE through purchases of reserves-in-place, awards of development contracts, the acquisition of an additional equity interest in the Company's Venezuelan subsidiary, discoveries of oil and natural gas reserves, extensions of existing producing fields and revisions of previously estimated reserves. The Standardized Measure of Discounted Future Net Cash Flows, Before Provision for Income Taxes, relating to the Company's Proved Reserves at December 31, 1994 was approximately $336.3 million.

BUSINESS STRATEGY

The Company's business strategy is to operate in niche markets where it can further develop existing oil and gas fields and seek new reserves in areas of low geologic risk. The Company implements this strategy through the in-house design and interpretation of 3-D Seismic surveys, combined with well recompletions and exploration and development drilling. The Company believes that because of its concentration on 3-D Seismic technology and the training and qualifications of its management and technical team, the Company has gained access to projects it otherwise would not have enjoyed and has a competitive advantage in finding and developing reserves on an economic basis. The Company's Finding Costs for its Proved Reserves from inception to December 31, 1994 were $1.35 per BOE. The Company's estimate of Future Development Costs for its non-producing Proved Reserves at December 31, 1994 was $1.23 per
BOE, which the Company believes continues to give it a competitive advantage in finding and developing reserves.

In the U.S., the Company integrates 3-D Seismic technology with subsurface geologic data from previously drilled wells. This geophysical evaluation enables the Company to identify previously undetected reserves in existing fields. Internationally, the Company seeks participation in projects with significant reserve potential in areas with low geologic risk and known Proved Reserves where, in certain situations, the company can add value by employing modern exploration, drilling, completion and production techniques. The Company has formed ventures with local foreign partners in an effort to reduce risk, control costs, and facilitate local transactions. The Company continues to evaluate joint venture opportunities with domestic and foreign partners to implement its business strategy.

VENEZUELAN OPERATIONS

Approximately 75% of the Company's Proved Reserves are located in Eastern Venezuela in the Uracoa, Bombal and Tucupita Fields in the South Monagas Unit. In July 1992, the Company, together with a Venezuelan construction and engineering company, Venezolana de Inversiones y Construcciones Clerico, C.A. ("Vinccler"), entered into an operating service agreement with Lagoven, S.A. ("Lagoven"), an affiliate of the national oil company, Petroleos de Venezuela, S.A. ("PDVSA") to reactivate and further develop the three Venezuelan oil fields. The Company was the first U.S. company to be awarded an oil field development and production contract in Venezuela since that country's oil field reactivation program was announced in 1991. Under the terms of the contract, Benton-Vinccler, C.A., the Company's 80% owned subsidiary ("Benton-Vinccler"), is a contractor for Lagoven. Benton-Vinccler receives an operating fee in U.S. dollars for each Bbl of crude oil produced (subject to periodic adjustments to reflect changes in the special energy index of the U.S. Consumer Price Index) and will be reimbursed in U.S. dollars for its capital expenditures, provided such operating fee and capital recovery fee cannot exceed the maximum dollar amount per Bbl set forth in the agreement (which amount will be periodically adjusted to reflect changes in the average of certain world crude oil prices). For the year ended December 31, 1994, the average operating fee received by Benton-Vinccler pursuant to the operating services agreement was $8.52 per Bbl. The Venezuelan government maintains full ownership of all hydrocarbons in the Fields. Production commenced in the Uracoa Field during the second quarter of 1993. Production levels have steadily increased, due largely to the use of modern drilling, completion and production techniques. As of the date of this Prospectus, 45 wells in the Field are producing an aggregate of approximately 24,000 Bbl of oil per day. Benton-Vinccler intends to completely develop the Uracoa Field by drilling approximately 100 wells and intends to subsequently reactivate the Bombal Field.

UNITED STATES OPERATIONS

Approximately 4% of the Company's Proved Reserves are located in the United States. Substantially all of the Company's domestic activities are located in the Louisiana Gulf Coast at the West Cote Blanche Bay, Rabbit Island and Belle Isle Fields. The Company has successfully pursued acquisition and joint venture opportunities in the United States, which have become more readily available as major oil and gas companies continue to consolidate operations and focus exploration and development activities outside the United States.
The Company has formed joint ventures with Texaco, Inc. ("Texaco") and Oryx Energy Company ("Oryx") in the Gulf Coast, in which the Company conducts a 3-D Seismic survey and/or development program in exchange for an interest in a field or project area or the right to drill future wells as a working interest partner.

The Company, Texaco and Oryx are currently producing from and further developing the fields by using 3-D Seismic technology integrated with subsurface geologic data from previously drilled wells. The Company has identified multiple pay zones, including lower risk shallow and medium depth prospects and selected higher risk exploratory prospects, in all three fields. In addition, the Company entered into certain agreements with Tenneco Ventures Corporation ("Tenneco") relating to certain present and future exploration and development activities in the Gulf Coast. This relationship will facilitate increased flexibility and diversification in the Company's operations in the region.

In March 1995, the Company and its affiliates and Tenneco sold to WRT Energy Corporation a 43.75% working interest in the shallower depths (above approximately 10,575 feet) in the West Cote Blanche Bay Field in Louisiana for an aggregate purchase price of $20 million. Of this aggregate purchase price, the Company received $14.9 million.

RUSSIAN OPERATIONS

Approximately 21% of the Company's Proved Reserves are located in the North Gubkinskoye Field in the West Siberia region of Russia. The Company's Russian operations are conducted through GEOILBENT, Ltd. ("GEOILBENT"), a joint venture comprised of the Company (34%), Purneftegas (33%), and Purneftegasgeologia (33%). The Company's partners are the Russian state agencies which control exploration, delineation, and development of oil and gas fields in this part of the Western Siberian Basin. The joint venture, which has been registered with the Ministry of Finance of the Russian Republic, develops, produces and markets oil and condensate from the North Gubkinskoye Field. This Field, which has been delineated and tested, is surrounded by other large proven fields, a number of which are now being developed by major international oil and gas companies. In 1993, GEOILBENT completed the construction of a 37 mile crude oil pipeline from the North Gubkinskoye Field to the Russian oil pipeline network and commenced a multi-well drilling program in the Field. The ultimate development of the Field is expected to involve several phases and the drilling of more than 350 wells. Production from the Field commenced during the third quarter of 1993. As of the date of this Prospectus, the Field is producing approximately 8,000 Bbl of oil per day. GEOILBENT commenced exporting oil during the fourth quarter of 1993 and its production is being sold for U.S. dollars.

                                  RISK FACTORS

In addition to the other information contained in this Prospectus, investors should carefully consider the following factors in connection with an investment in the Shares:
                          RISKS RELATED TO THE COMPANY

LOSSES FROM OPERATIONS

The historical financial data for the Company reflect net losses of $2,908,335 and $4,828,590 for the years ended December 31, 1992 and 1993, respectively, and net income of $2,954,161, $1,827,660 and $6,055,975 for the year ended December 31, 1994 and the nine months ended September 30, 1994 and 1995, respectively. The Company had total revenues of $8,622,109, $7,503,796 and $34,704,806 for the years ended December 31, 1992, 1993 and 1994, respectively, and $21,733,123 and $44,160,267 for the nine months ended September 30, 1994 and 1995, respectively. The decreased revenues for the year ended December 31, 1993 compared to the year ended December 31, 1992 was due in part to the sale by the Company of certain non-strategic oil and gas properties. During 1993, the Company made a significant amount of capital expenditures for infra-structure, such as roads, pipelines and 3-D seismic surveys. Such expenditures did not increase production from the Company's oil and gas properties. However, the Company believes that with this infra-structure complete, the Company will focus its capital expenditures on development of its oil and gas properties, which the Company expects to continue the trend of increased revenues from the year ended December 31, 1993 to December 31, 1994. As the Company's revenues increase, the Company expects continued improvement to its profitability. The Company's ability to maintain its financing arrangements, produce its oil and gas reserves and service its debt obligations would be adversely affected by a lack of profitability. Any improvement in profitability of the Company will be dependent upon improvement in the development of reserves, revenues from the sale of oil and gas reserves and oil and gas pricing, and there can be no assurance that such improvement will occur.

FOREIGN OPERATIONS

For 1994, the Company derived approximately 76% of its consolidated oil and gas revenues and approximately 96% of its Proved Reserves from its foreign operations in Venezuela and Russia. The Company's Venezuelan and Russian operations are subject to political, economic and other uncertainties inherent in the development of foreign properties including, without limitation, risks of war, revolution, expropriation, cancellation, renegotiation or modification of existing contracts, export and transportation regulations and tariffs, taxation and royalty policies, foreign exchange restrictions, adverse changes in currency value, international monetary fluctuations, environmental controls and other hazards arising out of foreign government sovereignty over certain areas in which the Company plans to conduct operations.

The Company's operations have not been materially adversely affected to date by political instability or the recent banking crisis in Venezuela. Similarly, to date, the Company's operations have not been materially adversely affected by the recent political or economic instability in Russia. However, there can be no assurance that the Company's operations will not be materially adversely affected by political or economic instability or burdensome taxation in the future. The Company currently carries no insurance against political instability. However, the Company has applied for insurance to cover the risk of currency repatriation and inconvertibility, expropriation and interference with operations for its Venezuelan operations with the Overseas Private Investment Corporation ("OPIC"), an agency of the Untied States government. There can be no assurance that the Company will be able to obtain this insurance or that it can be obtained at a reasonable cost.

The Company has limited experience in conducting oil and gas operations in Venezuela and Russia. The Company formed ventures with local partners in Venezuela and Russia in an attempt to reduce some of the risks associated with conducting operations in such countries and to facilitate local transactions. The Company may encounter unforeseen difficulties in Venezuela and Russia, including problems related to production and deliverability of oil and gas, and any such difficulties could have a material adverse effect on the Company.

Furthermore, the timing and extent of the Company's development activities in Venezuela are subject to the approval of Lagoven and the Ministry of Energy and Mines. There can be no assurance that the development activities proposed by Benton-Vinccler will receive the necessary approval. In addition, pursuant to the Articles of Incorporation/By-Laws of Benton-Vinccler, the consent of both the Company and Vinccler is a prerequisite to certain corporate transactions and other matters relating to Benton-Vinccler, including, without limitation, any sale of corporate assets, any assignment or sub-contracting of the operating service agreement with Lagoven, any change in Benton-Vinccler's corporate capital, duration or corporate purpose, any merger between Benton-Vinccler and another company as well as certain amendments to Benton-Vinccler's Articles of Incorporation/By-Laws. There can be no assurance that the Company and Vinccler will agree upon any such proposed transactions or matters.

In addition to the factors discussed above, Russia has established an export tariff on all oil produced in and exported from Russia which, as imposed, has the effect of reducing the potential profits to the Company and could render its proved reserves attributable to Russia uneconomic. However, the Russian Federation has issued or drafted various decrees and legislation under which certain oil and gas joint ventures, including GEOILBENT, are eligible for relief from such oil export tariff until such time as they have recovered certain of their expenditures. GEOILBENT has received a waiver from the export tariff for 1995, and expects to apply for renewal of such waiver for 1996 and 1997. However, there can be no assurance that any such renewals can be obtained. Furthermore, after the waiver for 1995 was issued to GEOILBENT, a new Russian law came into force which repeals all taxes and customs benefits previously granted to participants in foreign economic activities, except for those granted pursuant to certain federal laws, including the law "On Customs Tariffs." While it is not clear whether the repeal applies to GEOILBENT's waiver for 1995, GEOILBENT believes that its waiver should be regarded as granted pursuant to the law "On Customs Tariffs." The legislative and regulatory environment in Russia continues to be subject to frequent change and uncertainty.

In addition, the license which grants GEOILBENT the right to develop the North Gubkinskoye Field sets forth required levels of oil and gas production through the year 2000 and requires GEOILBENT to make additional royalty payments in the event that such production levels are not achieved during any three year period. As a result of the recent volatility in net wellhead oil prices and the export tariff, GEOILBENT's production for 1994 was significantly lower than that required for 1994, and, if such adverse conditions were to continue, GEOILBENT might produce significantly less oil and gas than required under the license during the next few years, which could result in GEOILBENT paying significantly higher royalties under the license.

The Company will not receive distributions from GEOILBENT until it has expended its capital requirements under the terms of the joint venture agreement. As of the date of this Prospectus, the Company has fulfilled the $25.8 million capital requirement under the agreement. The Company believes that it will not receive any significant distributions from GEOILBENT for several years because substantially all of the money received by GEOILBENT from the North Gubkinskoye Field will be reinvested to fund future development activities.

PROPERTIES UNDER DEVELOPMENT

As of December 31, 1994, approximately 79% of the Company's Proved Reserves were undeveloped and required development activities consisting primarily of recompletions, drilling of replacement wells and other development drilling. In addition, approximately 3% of the Company's Proved Reserves were proved developed behind-pipe or shut-in, requiring additional development work. As a result, the Company will require substantial capital expenditures to develop all of its proved reserves. At December 31, 1994, the anticipated Future Development Costs for Proved Reserves in the United States, Venezuela and Russia were $2.0 million, $79.5 million and $25.4 million, respectively. The Company does not currently have the capital to develop all of these reserves, and if such capital is not available, the Company will either enter into joint ventures to develop the projects, which will result in the Company retaining a smaller interest, or not develop the reserves. There can be no certainty regarding the commercial feasibility of developing these reserves, the availability of financing, or the timing or costs associated therewith. If such capital is available, there can be no assurance that the Company will be able to develop and produce sufficient reserves to recover the costs expended and operate the wells profitably. In addition, the Company may not be able to control the development activities in fields either operated by industry partners or in which development activities are subject to approval by its partners. If the Company and its industry partners are not able to meet the financial and development obligations in these fields, the interests in the affected properties may be sold, farmed out or forfeited.

ENGINEERS' ESTIMATES OF RESERVES AND FUTURE NET REVENUE

This Prospectus contains estimates of the Company's oil and gas reserves and the future net revenues therefrom which have been prepared by the Company and audited by Huddleston & Co., Inc., independent petroleum engineers. Estimates of commercially recoverable oil and gas reserves and of the future net cash flows derived therefrom are based upon a number of variable factors and assumptions, such as historical production from the subject properties, comparison with other producing properties, the assumed effects of regulation by governmental agencies and assumptions concerning future operating costs, severance and excise taxes, export tariffs, abandonment costs, development costs and workover and remedial costs, all of which may vary considerably from actual results. All such estimates are to some degree speculative, and various classifications of reserves are only attempts to define the degree of speculation involved. For these reasons, estimates of the commercially recoverable reserves of oil and natural gas attributable to any particular property or group of properties, the classification, cost and risk of recovering such reserves and estimates of the future net cash flows expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The difficulty of making precise estimates is accentuated by the fact that 82% of the Company's total Proved Reserves were non-producing as of December 31, 1994. Therefore, the Company's actual production, revenues, severance and excise taxes, export tariffs, development expenditures, workover and remedial expenditures, abandonment expenditures and operating expenditures with respect to its reserves will likely vary from estimates, and such variances may be material.

In addition, actual future net cash flows will be affected by factors such as actual production, supply and demand for oil and natural gas, availability and capacity of gas gathering systems and pipelines, curtailments in consumption by natural gas purchasers, changes in governmental regulations or taxation and the impact of inflation on costs. The timing of actual future net revenue from Proved Reserves, and thus their actual present value, can be affected by the timing of the incurrence of expenditures in connection with development of oil and gas properties. The 10% discount factor, which is required by the Commission to be used to calculate present value for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the oil and gas industry. Discounted present value, no matter what discount rate is used, is materially affected by assumptions as to the amount and timing of future production, which may and often do prove to be inaccurate.

DEVELOPMENT OF ADDITIONAL RESERVES

The Company's future success may also depend upon its ability to find or acquire additional oil and gas reserves that are economically recoverable. Except to the extent that the Company conducts successful exploration or development activities or acquires properties containing Proved Reserves, the Proved Reserves of the Company will generally decline as reserves are produced. There can be no assurance that the Company will be able to discover additional commercial quantities of oil and gas, or that the Company will be able to continue to acquire interests in underdeveloped oil and gas fields and enhance production and reserves by conducting workovers and recompletions, drilling replacement wells and drilling development wells, or that the Company will have continuing success drilling productive wells and acquiring underdeveloped properties at low finding costs.

LITIGATION

On June 13, 1994, certain partners in oil and gas limited partnerships, sponsored by the Company, filed suit against Benton in the Ventura Superior Court. The allegations in the complaint related to the Company's operation of the partnerships and original sale of the Partnership Units. In an effort to resolve the concerns raised by these partners, the Company agreed to submit the matter to arbitration, conditioned upon the execution of a mutually satisfactory arbitration agreement. After discussions between the Company and the agent for the partners failed to produce a satisfactory arbitration agreement, the Company filed an answer to the complaint. The parties have now voluntarily dismissed the action and submitted the issues and claims to arbitration. The Company believes that the allegations made by the partners in the arbitration are without merit and intends to vigorously defend this action.

In addition, investors in partnerships which were sponsored by a third party have sued the Company on the theory that since it provided oil and gas drilling prospects to those partnerships and operated substantially all of their properties, it was responsible for alleged violations of securities laws in connection with the offer and sale of interests, contractual breach of fiduciary duty and fraud. The Company has entered into a settlement agreement related to these claims, whereby the Company has placed $841,500 in an escrow account for the benefit of the plaintiffs. The Company has agreed to pay an additional $148,500 into the escrow account in full settlement of these claims, expected to occur in the first quarter of 1996. All of the costs of the settlement will be expensed in the fourth quarter of 1995.

RETENTION AND ATTRACTION OF KEY PERSONNEL

The Company depends to a large extent on the abilities and continued participation of certain key employees, the loss of whose services could have a material adverse effect on the Company's business. In an effort to minimize the risk, the Company has entered into employment agreements with certain key employees, and has purchased a $5.0 million key-man life insurance policy on the life of A.E. Benton. There can be no assurance that the Company will be able to attract and retain such personnel on acceptable terms and the failure to do so could have a material adverse effect on the Company.


DIVIDEND POLICY

The Company does not currently pay cash dividends on its Common Stock and does not anticipate paying such dividends at any time in the future.

ANTI-TAKEOVER PROVISIONS

The Delaware General Corporation Law contains certain provisions which may delay or prevent an attempt by a third party to acquire control of the Company. In addition, the severance provisions of employment agreements with certain members of management could impede an attempted change of control of the Company. In 1995, the Company adopted a Shareholder Rights Plan which may delay or prevent an attempt by a third party to acquire control of the Company.

ABILITY TO ISSUE PREFERRED STOCK

The Company may issue Preferred Stock in the future without stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject and subordinate to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no outstanding Preferred Stock and no present plans to issue any shares of Preferred Stock.

                   RISKS RELATED TO THE OIL AND GAS INDUSTRY

RISK OF OIL AND GAS OPERATIONS

The Company's operations are subject to all of the risks normally incident to the operation and development of oil and gas properties and the drilling of oil and gas wells, including encountering unexpected formations or pressures, blowouts, cratering and fires, and, in horizontal wellbores, the increased risk of mechanical failure and collapsed holes, the occurrence of any of which could result in personal injuries, loss of life, environmental damage and other damage to the properties of the Company or others. In addition, because the Company acquires interests in underdeveloped oil and gas fields that have been operated by others for many years, the Company may be liable for any damage or pollution caused by any prior operations of such oil and gas fields. Moreover, offshore operations are subject to a variety of operating risks peculiar to the marine environment -- such as hurricanes or other adverse weather conditions -- to more extensive governmental regulation, including certain regulations that may, in certain circumstances, impose absolute liability for environmental damage, and to interruption or termination of business activities by government authorities based upon environmental or other considerations. In accordance with customary industry practice, the Company is not fully insured against these risks, nor are all such risks insurable. Accordingly, there can be no assurance that such insurance as the Company does maintain will be adequate to cover any losses or exposure for liability.

CURRENT OIL AND GAS INDUSTRY CONDITIONS

Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include political conditions in the Middle East, the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer product demand, weather conditions, domestic and foreign government regulations, the price and availability of alternative fuels and overall economic conditions. Lower oil and natural gas prices also may reduce the amount of the Company's oil and natural gas that is economic to produce. In addition, the marketability of the Company's production depends upon the availability and capacity of gas gathering systems and pipelines.

GOVERNMENT REGULATION; ENVIRONMENTAL RISKS

The Company's business is regulated by certain federal, state, local and foreign laws and regulations relating to the development, production, marketing and transmission of oil and gas, as well as environmental and safety matters. There can be no assurance that laws and regulations enacted in the future will not adversely affect the Company's exploration for, or the production and marketing of, oil and gas.

Oil and gas operations are subject to extensive foreign, federal, state and local laws regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Numerous governmental departments issue rules and regulations to implement and enforce such laws which are often difficult and costly to comply with and which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases its cost of doing business and consequently affects its profitability. These laws, rules and regulations affect the operations of the Company. Compliance with environmental requirements generally could have a material adverse effect upon the capital expenditures, earnings or competitive position of the Company.

COMPETITION

The oil and gas exploration and production business is highly competitive. A large number of companies and individuals engage in the drilling for oil and gas, and there is a high degree of competition for desirable oil and gas properties suitable for drilling and for materials and third-party services essential for their exploration and development. Many of the Company's competitors have greater financial and other resources than does the Company.

                                  THE COMPANY

The Company is primarily engaged in the development and production of oil and gas properties. The Company's operations are focused in the eastern region of Venezuela, the Gulf Coast region of Louisiana and the West Siberia region of Russia. At December 31, 1994, the Company's proved reserves of 81.2 MMBOE consisted of 78.5 MMBbl of oil and 16.1 Bcf of natural gas. The Company's proved reserves, net of production, have increased form 14.8 MMBOE at December 31, 1990 to 81.2 MMBOE through purchases of reserves-in-place, awards of development contracts, discoveries of oil and natural gas reserves, extensions of existing producing fields and revisions of previously estimated reserves. The standardized measure of discounted future net cash flows, before provision of income taxes, relating to the Company's proved reserves at December 31, 1994 was approximately $336.3 million.

The Company was incorporated in Delaware in September 1988 and operates principally through its wholly-owned subsidiary Benton Oil and Gas Company of Louisiana and its 80% owned subsidiary Benton-Vinccler in Venezuela. The Company's Russian operations are conducted through GEOILBENT, which is only 34% owned by the Company. The Company's principal executive offices are located at 1145 Eugenia Place, Suite 200, Carpinteria, California 93013, and its telephone number is (805) 566-5600.


-------------------------------------------------------------
                         BENTON OIL
                      AND GAS COMPANY
-------------------------------------------------------------
         80%                                   100%                                    34%
  Owned Subsidiary                       Owned Subsidiary                      Owned Joint Venture

---------------------                -------------------------              --------------------------
Benton-Vinccler, C.A.                   Benton Oil and Gas                       GEOILBENT, Ltd.
                                       Company of Louisiana                       Joint Venture
---------------------                -------------------------              --------------------------

                                USE OF PROCEEDS

Assuming all of the Warrants are exercised, the Company will receive a total of $3,485,000, which it will use for working capital purposes. The Company will receive no proceeds from the sale of Shares by the Selling Stockholders.

                              SELLING STOCKHOLDERS

The following table sets forth information as of December 21, 1995 with respect to the beneficial ownership of Common Stock by the Selling Stockholders. None of the Selling Stockholders has any position, office or other material relationship with the Company or any of its affiliates, or has had such within the last three years, or owns in excess of 1% of the outstanding Common Stock of the Company except as set forth below.

NAME OF SELLING STOCKHOLDER   |  SHARES OF COMMON    SHARES TO BE SOLD    SHARES OF COMMON      PERCENTAGE OF
                              |  STOCK OWNED PRIOR    PURSUANT HERETO     STOCK TO BE OWNED      SHARES TO BE
                              |     TO OFFERING                            AFTER OFFERING        OWNED AFTER
                              |                                                                  OFFERING (1)
------------------------------|------------------------------------------------------------------------------
                              |
Jeff and Deborah Aivazian     |        4,083(2)              1,000                3,083                   *
                              |
Sharon L Anderson             |        1,000(2)              1,000                    0                   *
                              |
John R. And Patricia A.       |        8,500(15)             8,500                    0                   *
Bancroft                      |
                              |
Scott L. Baranoff             |        2,000(3)              2,000                    0                   *
                              |
Steve Benak, M.D.             |        4,000(3)              4,000                    0                   *
                              |
Aileene D. Benner, Trustee    |        1,000(2)              1,000                    0                   *
                              |
Bruno Biava                   |       14,000(10)            10,000                4,000                   *
                              |
Stanley M. and Patricia A.    |        3,000(2)              1,000                2,000                   *
Bieza                         |
                              |
William D. Blake              |       13,788(4)              3,000               10,788                   *
                              |
Edgar L. and Lynn C. Blubaum  |        2,000(3)              2,000                    0                   *
                              |
George M. and Norma G.        |          700(5)                500                  200                   *
Boswell                       |
                              |
Dean Brady, Trustee           |          500(5)                500                    0                   *
                              |
Robert M. Bragg, Trustee      |        1,000(2)              1,000                    0                   *
                              |
Alfred W. Brandt, Trustee     |        4,000(3)              2,000                2,000                   *
                              |
Franklin J. Brenner           |        8,488(3)              6,000                2,488                   *
                              |
Hoby and Alexis Brenner       |        4,869(2)              1,000                3,869                   *
                              |
Jed Brickner                  |        1,000(2)              1,000                    0                   *
                              |
Philip W. Brickner            |        1,000(2)              1,000                    0                   *
                              |
G. Lee and Janel M.           |        3,566(3)              2,000                1,566                   *
Brookshire                    |
                              |
Fred and Sue Carlisle         |        1,000(2)              1,000                    0                   *
                              |
Jack and Leta A. Carlson      |        2,000(3)              2,000                    0                   *
                              |
Gary L. And Patricia J.       |        1,000(2)              1,000                    0                   *
Channer                       |
                              |
Mehran and Madeline           |        5,333(2)              2,000                3,333                   *
Chooljian                     |
                              |
Michael M.S. and Jeannine B.  |        1,000(2)              1,000                    0                   *
Chun                          |


NAME OF SELLING STOCKHOLDER    | SHARES OF COMMON    SHARES TO BE SOLD    SHARES OF COMMON      PERCENTAGE OF
                               | STOCK OWNED PRIOR    PURSUANT HERETO     STOCK TO BE OWNED      SHARES TO BE
                               |    TO OFFERING                            AFTER OFFERING        OWNED AFTER
                               |                                                                 OFFERING (1)
-------------------------------|-----------------------------------------------------------------------------
                               |
Philip J. Cicala               |       2,000(3)              2,000                    0                   *
                               |
Gary D. and Bonnie Clemens,    |       2,000(3)              2,000                    0                   *
Trustees                       |
                               |
Robert Cochran                 |       2,500(6)              2,500                    0                   *
                               |
Philip J. Cohen, TTEE          |       1,000(2)              1,000                    0                   *
                               |
Thomas S. Comer                |       2,000(3)              2,000                    0                   *
                               |
Joseph J. Connolly             |       1,000(2)              1,000                    0                   *
                               |
John H. and Joan S. Coogan,    |       5,222(11)             3,000                2,222                   *
Trustees                       |
                               |
Nettie Craig                   |       2,000(3)              2,000                    0                   *
                               |
Charles E. and Charlene A.     |       2,000(3)              2,000                    0                   *
Curtis, Trustees               |
                               |
Douglas Davidian               |       1,000(2)              1,000                    0                   *
                               |
Haig Davidian                  |     100,000(2)              1,000               99,000                   *
                               |
Lyle E. and Mary Kirk Davis    |       1,000(2)              1,000                    0                   *
                               |
Marshall Den Hartog            |       1,000(2)              1,000                    0                   *
                               |
William A. and Catherine M.    |       2,500(6)              2,500                    0                   *
Devine                         |
                               |
Milton I. Drucker              |       5,000(2)              1,000                4,000                   *
                               |
Gary J. Dubler                 |       2,500(5)                500                2,000                   *
                               |
Gerard M. DuCorday             |       2,000(3)              2,000                    0                   *
                               |
Robert E. Duncan               |       6,166(3)              2,000                4,166                   *
                               |
William L. And Virginia S.     |       6,000(14)             6,000                    0                   *
Eaton, TTEE                    |
                               |
Robert G. and Eleanor          |       4,000(13)             4,000                    0                   *
Durling, Trustees              |
                               |
Warren L. and Darleen L.       |       4,500(7)              4,500                    0                   *
Ellison                        |
                               |
Jack C. Emerian                |      18,400(3)              2,000               16,400                   *
                               |
Martin A. Evans, Trustee       |      10,133(5)              1,000                9,133                   *
                               |
Edmund M. and Kim L. Fansler   |       2,000(3)              2,000                    0                   *



NAME OF SELLING STOCKHOLDER    | SHARES OF COMMON    SHARES TO BE SOLD    SHARES OF COMMON      PERCENTAGE OF
                               | STOCK OWNED PRIOR    PURSUANT HERETO     STOCK TO BE OWNED      SHARES TO BE
                               |    TO OFFERING                            AFTER OFFERING        OWNED AFTER
                               |                                                                 OFFERING (1)
-------------------------------|-----------------------------------------------------------------------------
                               |
Joe B. Fields, Trustee         |       5,500(16)             5,500                    0                   *
                               |
Patrick M. Flanagan, Trustee   |      18,000(3)              2,000               16,000                   *
                               |
Greg Foley                     |       2,500(6)              2,500                    0                   *
                               |
Arthur and Leona Franz         |         500(5)                500                    0                   *
                               |
Walter C. Frick, Trustee       |      10,333(2)              1,000                9,333                   *
                               |
Arnhold H. and Diane B.        |      20,000(5)                500               19,500                   *
Gazarian, Trustees             |
                               |
Charles Gessert, M.D.          |      28,000(2)              1,000               27,000                   *
                               |
Kenneth Glick                  |      28,000(3)              2,000               26,000                   *
                               |
Robert Gomes                   |       2,000(3)              2,000                    0                   *
                               |
Robert E. Grider               |       2,000(3)              2,000                    0                   *
                               |
Barry Jon and Janice Grumman   |       1,000(2)              1,000                    0                   *
                               |
William K. and Gladys W.       |      25,000                 3,500               21,500                   *
Hagerty                        |
                               |
John Hartman                   |       1,000(2)              1,000                    0                   *
                               |
Edward S. Hewitt               |       5,000(8)              5,000                    0                   *
                               |
Dwight and Judy Hiscox         |       2,000(3)              2,000                    0                   *
                               |
Peter and Carolyn Hobbs        |       1,000(2)              1,000                    0                   *
                               |
Darol Hoffman                  |       2,000(3)              2,000                    0                   *
                               |
Ronald J. and Marguerite       |       1,000(2)              1,000                    0                   *
Holecek                        |
                               |
Edward L. Hombordy             |       1,000(2)              1,000                    0                   *
                               |
William O. and Nancy H.        |       7,200(3)              2,000                5,200                   *
Hoverman                       |
                               |
Roderick R. Hubbard            |       2,000(3)              2,000                    0                   *
                               |
Betty R. and Reuben P.         |      20,000(12)            20,000                    0                   *
Hughes, Trustee                |
                               |
Eric and Candice Jahnke        |       1,000(2)              1,000                    0                   *
                               |
Carl C. Jensen                 |       2,000(3)              2,000                    0                   *
                               |
Bobby Mason Johnson            |       5,622                 1,000                4,622                   *

NAME OF SELLING STOCKHOLDER    | SHARES OF COMMON    SHARES TO BE SOLD    SHARES OF COMMON      PERCENTAGE OF
                               | STOCK OWNED PRIOR    PURSUANT HERETO     STOCK TO BE OWNED      SHARES TO BE
                               |    TO OFFERING                            AFTER OFFERING        OWNED AFTER
                               |                                                                 OFFERING (1)
--------------------------------------------------------------------------------------------------------------
                               |
Dalton L. Jones                |       3,222(2)              1,000                2,222                   *
                               |
George J. and Shirley J.       |       1,000(2)              1,000                    0                   *
Jones                          |
                               |
Darol D. Joseff and Janet      |       4,000(3)              4,000                    0                   *
Pickthorn                      |
                               |
Kela Farms, H. Arnold Kela     |       4,000(13)             4,000                    0                   *
                               |
Byron and Myriam Kilpatrick    |       2,000(3)              2,000                    0                   *
                               |
Robert L. Kinsman              |       2,000(3)              2,000                    0                   *
                               |
Nick T. Kourafas               |         500(5)                500                    0                   *
                               |
Nikolao and Dorothy            |       6,000(14)             6,000                    0                   *
Koutouratsas                   |
                               |
Louis P. Kruzick               |       1,500(4)              1,500                    0                   *
                               |
R. Kent Kunz, Trustee          |       2,500(5)                500                2,000                   *
                               |
R. Kent Kunz                   |       2,500(3)              2,000                  500                   *
                               |
Don Libolt                     |       2,000(3)              2,000                    0                   *
                               |
Arne S. and Nancy C.           |       1,000(2)              1,000                    0                   *
Lindgren, Trustees             |
                               |
Jeffrey Lipshitz               |      11,155(8)              5,000                6,155                   *
                               |
Betty Lo                       |      13,700(5)                500               13,200                   *
                               |
Harvey K. and Anita M. Lynn    |       1,000(2)              1,000                    0                   *
                               |
Barry S. Markman               |       1,000(2)              1,000                    0                   *
                               |
Eunice E. Marks                |         500(5)                500                    0                   *
                               |
Daniel G. and Sueann J.        |       2,000(3)              2,000                    0                   *
McCarthy                       |
                               |
Marvin Melikian                |       3,000(2)              3,000                    0                   *
                               |
Paul I. Meyer                  |       2,500(6)              2,500                    0                   *
                               |
Donald and Grace Modglin       |      20,000(12)            20,000                    0                   *
                               |
Nelson Decedent's Trust        |       3,000(3)              2,000                1,000                   *
Maxine Nelson Trustee          |
                               |
Richard A. Nelson              |       8,000(5)              1,000                7,000                   *
                               |
William D. and Jocelyn R.      |         500(5)                500                    0                   *
Neville



NAME OF SELLING STOCKHOLDER    | SHARES OF COMMON    SHARES TO BE SOLD    SHARES OF COMMON      PERCENTAGE OF
                               | STOCK OWNED PRIOR    PURSUANT HERETO     STOCK TO BE OWNED      SHARES TO BE
                               |    TO OFFERING                            AFTER OFFERING        OWNED AFTER
                               |                                                                 OFFERING (1)
--------------------------------------------------------------------------------------------------------------
                               |
F. Richard and Karen M.        |       5,000(8)              5,000                    0                   *
Nichol                         |
                               |
D. Frank and Ann T. Norton     |       1,000(2)              1,000                    0                   *
                               |
Charles E. and Betty L.        |       2,000(3)              2,000                    0                   *
Olsen                          |
                               |
R. Wayne Olson                 |      17,500(5)                500               17,000                   *
                               |
Richard D. Olson               |      12,000(5)                500               11,500                   *
                               |
James L. Papadakis             |         500(5)                500                    0                   *
                               |
Terry L. and Valorie A.        |      10,166(2)              1,000                9,166                   *
Paulson                        |
                               |
James B. and Joan W. Peery,    |         519(5)                500                   19                   *
Trustees                       |
                               |
Glenn and Shirley Prickett     |       4,000(13)             4,000                    0                   *
                               |
Philip B. Putnam Jr.           |      20,000(2)              1,000               19,000                   *
                               |
Sheldon Raizes                 |       1,500(4)              1,500                    0                   *
                               |
Sheldon Raizes, Trustee        |       2,000(3)              2,000                    0                   *
                               |
Walter R. Reinhardt            |       1,000(2)              1,000                    0                   *
                               |
Derek A. Renaut                |       1,000(2)              1,000                    0                   *
                               |
Ludwig and Dorle Ritsch        |       2,000(3)              2,000                    0                   *
                               |
James T. Robison               |       5,000(8)              5,000                    0                   *
                               |
Robert W. Rosene               |      11,000(9)              7,000                4,000                   *
                               |
Leonard V. and Linda Ross      |         500(5)                500                    0                   *
                               |
Robert C. Rossberg, M.D.       |       4,000(3)              4,000                    0                   *
                               |
James J. Ryskamp, Jr.          |       1,000(2)              1,000                    0                   *
                               |
Haig M. and Elsie A.           |         500(5)                500                    0                   *
Sarkisian, Trustees            |
                               |
James L. Schooley, M.D.        |       1,000(2)              1,000                    0                   *
                               |
James P. and Doris J. Sears.   |         500(5)                500                    0                   *
Trustees                       |
                               |
Bernard H. Semler Trustee,     |       2,500(6)              2,500                    0                   *
                               |
Thomas B. and Olivia A.        |       2,500(6)              2,500                    0                   *
Semler                         |


NAME OF SELLING STOCKHOLDER    | SHARES OF COMMON    SHARES TO BE SOLD    SHARES OF COMMON      PERCENTAGE OF
                               | STOCK OWNED PRIOR    PURSUANT HERETO     STOCK TO BE OWNED      SHARES TO BE
                               |    TO OFFERING                            AFTER OFFERING        OWNED AFTER
                               |                                                                 OFFERING (1)
--------------------------------------------------------------------------------------------------------------
                               |
Forrest C. and Glenda B.       |       4,500(7)              4,500                    0                   *
Shaklee                        |
                               |
Sherl Shearer, M.D.            |       4,500(17)             3,500                1,000                   *
                               |
J.H. and Lisa A. Shippee       |         500(5)                500                    0                   *
                               |
Gerald L. and Cinda L. Silva   |       2,000(3)              2,000                    0                   *
                               |
Pauline K. Silva, Trustee      |         500(5)                500                    0                   *
                               |
Richard A. Singer, M.D.        |       4,000(3)              2,000                2,000                   *
                               |
Evelyn and Delbert Smart,      |       1,000(2)              1,000                    0                   *
Trustees                       |
                               |
William N. Snell               |       8,405(2)              1,000                7,405                   *
                               |
Michael R. and Lisa Sotero     |       1,000(2)              1,000                    0                   *
                               |
Evelyn H. St. Clair            |       2,000(3)              2,000                    0                   *
                               |
Frank Starkey                  |       2,000(3)              2,000                    0                   *
                               |
Davis A. And Elizabeth A.      |         500(5)                500                    0                   *
Suskind, TTEE                  |
                               |
Sterling Swartout              |       1,000(2)              1,000                    0                   *
                               |
Barbara L. and Norman C.       |       3,000(11)             3,000                    0                   *
Tanner                         |
                               |
David S. and Susan N. Taylor   |       2,000(3)              2,000                    0                   *
                               |
Homer and Annabelle Taylor     |       1,000(2)              1,000                    0                   *
                               |
Ray L. Taylor                  |       2,000(3)              2,000                    0                   *
                               |
J. Martin and Bobbye S.        |       1,500(4)              1,500                    0                   *
Temple                         |
                               |
Francis Testoni                |       1,000(2)              1,000                    0                   *
                               |
Miles H. Thomas, TTEE          |       3,000(11)             3,000                    0                   *
                               |
Philip J. Treanor              |       2,500(6)              2,500                    0                   *
                               |
George V. and Sherry R.        |       4,000(13)             4,000                    0                   *
Valois, Trustees               |
                               |
Evan J. and Carole L.          |       2,000(3)              2,000                    0                   *
Walters                        |
                               |
Tom A. Waltz, Trustee          |       3,911(5)                500                3,411                   *
                               |
Kenneth and Elizabeth          |       6,575(3)              2,000                4,575                   *
Wannberg


NAME OF SELLING STOCKHOLDER    | SHARES OF COMMON    SHARES TO BE SOLD    SHARES OF COMMON      PERCENTAGE OF
                               | STOCK OWNED PRIOR    PURSUANT HERETO     STOCK TO BE OWNED      SHARES TO BE
                               |    TO OFFERING                            AFTER OFFERING        OWNED AFTER
                               |                                                                 OFFERING (1)
--------------------------------------------------------------------------------------------------------------
                               |
John and Elizabeth R.          |         500(5)                500                    0                   *
Weatherby                      |
                               |
Jerry H. White                 |       2,000(3)              2,000                    0                   *
                               |
F.B. and Phyllis K. Witesman   |       8,500(5)                500                8,000                   *
                               |
Randall E. and Janis M.        |       1,000(2)              1,000                    0                   *
Woesner, Trustees              |
                               |
Danielle Wuchenich             |       9,280(8)              5,000                4,280                   *
                               |
Gary T. Wuchenich              |      15,666(8)              5,000               10,666                   *
                               |
Nanette E. Wuchenich           |       8,555(3)              2,000                6,555                   *
                               |
Ara A. and Eleanor Yazijian,   |      20,833(3)              2,000               18,833                   *
Trustees                       |
                               |
Ronald and Kathleen Zechello   |       1,000(2)              1,000                    0                   *
                               |

* Less than 1%

(1)   Based upon 25,393,067 shares of Common Stock outstanding on December 21,
      1995.

(2) Includes 1,000 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(3) Includes 2,000 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(4) Includes 1,500 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(5) Includes 500 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(6) Includes 2,500 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(7) Includes 4,500 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(8) Includes 5,000 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(9) Includes 7,000 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(10) Includes 10,000 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(11) Includes 3,000 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(12) Includes 20,000 shares subject to warrants which are currently exercisable or exercisable within 6 days of the date hereof.

(13) Includes 4,000 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(14) Includes 6,000 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(15) Includes 8,500 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(16) Includes 5,500 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

(17) Includes 4,500 shares subject to warrants which are currently exercisable or exercisable within 60 days of the date hereof.

Of the Shares offered hereby, an aggregate of 139,000 shares were issued to partners of the Benton Oil & Gas Private Drilling Partnership 1989-3, L.P. (the "1989-3 Partnership") upon dissolution of the 1989-3 Partnership in October 1992. In connection with such dissolution, the Company issued certain of the Warrants pursuant to a Warrant Agreement dated October 30, 1992 (the "Warrant Agreement"). The Warrant Agreement provides the partners with the right to demand registration of the resale of the Shares. The Warrants were not exercisable until one year following the date of issuance. The Company cannot determine the timing of the sale of the Shares.

Of the Shares offered hereby, an aggregate of 209,500 shares were issued to partners of the Benton Oil & Gas Private Drilling Partnership 1990-1, L.P.
(the "1990-1 Partnership") upon dissolution of the 1990-1 Partnership in October 1992. In connection with such dissolution, the Company issued certain of the Warrants pursuant to the Warrant Agreement. The Warrant Agreement provides the partners with the right to demand registration of the resale of the Shares. The Warrants were not exercisable until one year following the date of issuance. The Company cannot determine the timing of the sale of the Shares.

                            DESCRIPTION OF WARRANTS

The Warrants were issued pursuant to a Warrant Agreement dated October 30, 1992. The Warrants provide the holders thereof with the right to purchase shares of Common Stock at an exercise price of $10.00 per share. The Warrants were not exerciseable until one year following the date of issuance, and the Warrants expire, if not earlier exercised, on October 30, 1997. Pursuant to the Warrant Agreement, an aggregate of 530,258 shares of Common Stock may be issued by the Company, assuming the exercise of all Warrants by the holders thereof.

                              PLAN OF DISTRIBUTION

The Shares may be sold from time to time by the Selling Stockholders, or by pledgees, transferees, or other successors in interest. Such sales may be made on the NASDAQ National Market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange transaction in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) secondary distributions. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sale and which are not expected to exceed those customary in the type of transactions involved. Such brokers or dealers and any other participating brokers or dealers acting for the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Act in connection with such sales, and any commissions, discounts, concessions or profits received by them may be deemed to be underwriting compensation under the Act.

All expenses of registration of the Shares, estimated to be approximately $14,000, shall be borne by the Company. Normal commission expenses and brokerage fees, as well as the fees of counsel to the Selling Stockholders, if any, and any applicable transfer taxes, are payable individually by the Selling Stockholders.

The Company has agreed to maintain the effectiveness of the Registration Statement of which this Prospectus is a part until the Shares registered have been sold , or for a period of three years from the date of this Prospectus, whichever occurs first.

                                 LEGAL MATTERS

The legality of the securities offered hereby is being passed upon by Emens, Kegler, Brown, Hill & Ritter Co., L.P.A., Columbus, Ohio.

                                    EXPERTS

The financial statements of the Company as of December 31, 1993 and 1994 and for each of the three years in the period ended December 31, 1994 incorporated into this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The information appearing herein or incorporated herein by reference with respect to proved oil and gas reserves of the Company at December 31, 1993 and 1994, to the extent stated herein or incorporated herein by reference, was estimated by the Company and audited by Huddleston & Co., Inc., independent engineers, and is included herein or incorporated herein by reference on the authority of such firm as experts in petroleum engineering.

                                    GLOSSARY

When the following terms are used in the text they have the meanings indicated.

MCF. "Mcf" means thousand cubic feet. "MMcf" means million cubic feet. "Bcf" means billion cubic feet. "Tcf" means trillion cubic feet.

BBL. "Bbl" means barrel. "MBbl" means thousand barrels. "MMBbl" means million barrels. "BBbl" means billion barrels.

BOE. "BOE" means barrels of oil equivalent, which are determined using the ratio of one barrel of crude oil, condensate or natural gas liquids to six Mcf of natural gas so that six Mcf of natural gas is referred to as one barrel of oil equivalent or "BOE." "MBOE" means thousands of barrels of oil equivalent. "MMBOE" means millions of barrels of oil equivalent.

CAPITAL EXPENDITURES. "Capital Expenditures" means costs associated with exploratory and development drilling (including exploratory dry holes); leasehold acquisitions; seismic data acquisitions; geological, geophysical and land-related overhead expenditures; delay rentals; producing property acquisitions; and other miscellaneous capital expenditures.

COMPLETION COSTS. "Completion Costs" means, as to any well, all those costs incurred after the decision to complete the well as a producing well. Generally, these costs include all costs, liabilities and expenses, whether tangible or intangible, necessary to complete a well and bring it into production, including installation of service equipment, tanks, and other materials necessary to enable the well to deliver production.

DEVELOPMENT WELL. A "Development Well" is a well drilled as an additional well to the same reservoir as other producing wells on a lease, or drilled on an offset lease not more than one location away from a well producing from the same reservoir.

EXPLORATORY WELL. An "Exploratory Well" is a well drilled in search of a new and as yet undiscovered pool of oil or gas, or to extend the limits of a field under development.

FINDING COST. "Finding Cost," expressed in dollars per BOE, is calculated by dividing the amount of total capital expenditures incurred related to acquisitions, exploration and development costs (reduced by proceeds from any sale of oil and gas properties) by the amount of total net reserves added or reduced as a result of property acquisitions and sales, drilling activities and reserve revisions during the same period.

FUTURE DEVELOPMENT COST. "Future Development Cost" of proved non-producing reserves, expressed in dollars per BOE, is calculated by dividing the amount of future capital expenditures related to development properties by the amount of total proved non-producing reserves associated with such activities.

GROSS ACRES OR WELLS "Gross Acres or Wells" are the total acres or wells, as the case may be, in which an entity has an interest, either directly or through an affiliate.

LIFTING COSTS. "Lifting Costs" are the expenses of lifting oil from a producing formation to the surface, consisting of the costs incurred to operate and maintain wells and related equipment and facilities, including labor cots, repair and maintenance, supplies, insurance, production, severance and windfall profit taxes.

MMBTU. "MMBtu" means one million British thermal units. A British thermal unit is the amount of heat needed to raise the temperature of one pound of water one degree Fahrenheit.

NET ACRES OR WELLS. A party's "Net Acres" or "Net Wells" are calculated by multiplying the number of gross acres or gross wells in which that party has an interest by the fractional interest of the party in each such acre or well.

OIL AND GAS LEASE. An "Oil and Gas Lease" is an agreement whereby the grantee receives for a period of time the full or partial interest in oil and gas properties, oil and gas mineral rights, fee rights, or other rights of the grantor granting the grantee the right to drill for, produce and sell oil and gas upon payment of rentals, bonuses and/or royalties. Oil and Gas Leases are generally acquired from private landowners and federal and state governments.

PRODUCING PROPERTIES OR RESERVES. "Producing Reserves" are Proved Developed Reserves expected to be produced from existing completion intervals now open for production in existing wells. "Producing Properties" are properties to which Producing Reserves have been assigned by an independent petroleum engineer.

PROVED DEVELOPED BEHIND-PIPE RESERVES. "Proved Developed Behind-Pipe Reserves" are reserves contained in geological formations through which an existing well has been drilled but from which the well has not yet produced. The reserves are said to be "behind pipe" because the oil and gas are sealed out of the well bore by the casing leading to the existing completion interval. Behind-Pipe Reserves are classified as Proved Developed only if the cost of completing the well for production of such reserves is relatively small compared to the cost of a new well.

PROVED DEVELOPED RESERVES. "Proved Developed Reserves" are Proved Reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

PROVED RESERVES. "Proved Reserves" are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years known oil and gas reservoirs under existing economic and operating conditions, that is, on the basis of prices and costs as of the date the estimate is made and any price changes provided for by existing conditions.

PROVED UNDEVELOPED RESERVES. "Proved Undeveloped Reserves" are Proved Reserves which can be expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

RESERVES. "Reserves" means crude oil and natural gas, condensate and natural gas liquids, which are net of leasehold burdens, are stated on a net revenue interest basis, and are found to be commercially recoverable.

ROYALTY INTEREST. A "Royalty Interest" is an interest in oil and gas property entitling the owner to a share of oil and gas production (or the proceeds of the sale thereof) free of the costs of production.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS, BEFORE PROVISION FOR INCOME TAXES. The "Standardized Measure of Discounted Future Net Cash Flows, Before Provision for Income Taxes" is a method of determining the present value of Proved Reserves. Future net revenues from Proved Reserves are estimated assuming that oil and gas prices and production and development costs remain constant. The resulting stream of revenues, before provision for income taxes, is then discounted at the rate of 10% per year to obtain a present value.

3-D SEISMIC. "3-D Seismic" is the method by which a three dimensional image of the earth's subsurface is created through the interpretation of aerially collected seismic data. 3-D surveys allow for a more detailed understanding of the subsurface than do conventional surveys and contribute significantly to field appraisal, development and production.

UNDEVELOPED ACREAGE. "Undeveloped Acreage" is oil and gas acreage (including, in applicable instances, rights in one or more horizons which may be penetrated by existing wellbores, but which have not been tested) to which Proved Reserves have not been assigned by independent petroleum engineers.

WORKING INTEREST. A "Working Interest" is the operating interest under an Oil and Gas Lease which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

In this Prospectus, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located at 60 degrees Fahrenheit.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.                  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting discounts) are estimated to be as follows:

            SEC filing fee                                    $1,743
            Printing and engraving                               750
            Accounting fees and expenses                       2,000
            Legal fees and expenses                            7,000
            Miscellaneous                                      2,507
                                                             -------
                                                Total        $14,000
                                                             =======

ITEM 15.                  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under provisions of the Certificate of Incorporation and Bylaws of the Company, each person who is or was a director or officer of the Company shall be indemnified by the Company as a matter of right to the full extent permitted or authorized by law. The effects of the Certificate of Incorporation, Bylaws and General Corporation Law of Delaware may be summarized as follows:

         (a) Under Delaware law, to the extent that such a person is successful on the merits in defense of a suit or proceeding brought against him by reason of the fact that he is a director or officer of the Company, he shall be indemnified against expenses (including attorneys' fees) reasonably incurred in connection with such action.

         (b) If unsuccessful in defense of a third-party civil suit or criminal suit, or if such a suit is settled, such a person shall be indemnified under such law against both (1) expenses (including attorneys' fees) and (2) judgments, fines and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

         (c) If unsuccessful in defense of a suit brought by or in the right of the Company, or if such suit is settled, such a person shall be indemnified under such law only against expenses (including attorneys' fees) incurred in the defense or settlement of such suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company except that if such person is adjudged to be liable in a suit in the performance of his duty to the Company, he cannot be made whole even for expenses unless the court determines that he is fairly and reasonably entitled to indemnity for such expenses.

         (d) The Company may not indemnify a person in respect of a proceeding described in (b) or (c) above unless it is determined that indemnification is permissible because the person has met the prescribed standard of conduct by any one of the following: (i) the Board of Directors, by a majority vote of a quorum consisting of directors not at the time parties to the proceeding, (ii) if quorum of directors not parties to the proceeding cannot be obtained, or, if obtainable but the quorum so directs, by independent legal counsel selected by the Board of Directors or the committee thereof; or
(iii) by the stockholders.

ITEM 16. EXHIBITS

         (a)     Exhibits

                 4.1      Form of Warrant Agreement.

                 5.1 Form of Opinion of Emens, Kegler, Brown, Hill & Ritter Co., L.P.A. regarding validity of the Securities.

                 23.1     Consent of Deloitte & Touche LLP (included on page
                          II-5).

                 23.2     Consent of Emens, Kegler, Brown, Hill & Ritter Co.,
                          L.P.A.

                 23.4     Consent of Huddleston & Co., Inc.

                 24.1     Power of Attorney (included on Signature Page).


         (b)     Financial Statements Schedules.

         All schedules have been omitted because the required information is not significant, or is included in the financial statements or the notes thereto or is not applicable.

ITEM 17.                  UNDERTAKINGS

         (a)     The undersigned Registrant hereby undertakes:

                 (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a) (1) (i) and (a) (1) (ii) do not apply if the information to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the registration statement.

                 (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3)      To remove from registration by means of
         post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         (c) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and had duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carpinteria, State of California, on the 29th day of December 1995.

                                   BENTON OIL AND GAS COMPANY


                                   By:  /s/ A.E. Benton
                                        --------------------------------------
                                        A.E. Benton, President

Each person whose signature appears below appoints A.E. Benton, David H. Pratt, Jack A. Bjerke and Amy M. Shepherd and all four of them, any of whom may act without the joinder of the others as his true and lawful attorney-in-fact and agent, will full power of substitution and resubstitution, for him, and in his stead, in all capacities to sign any and all amendments, including post-effective amendments to this Registration Statement, and to file the same, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on December 29, 1995 by the following persons in the capacities indicated:

/s/ A.E. BENTON                   President, Chief Executive Officer and Director
------------------------
A.E. Benton


/s/ DAVID H. PRATT                Vice President -- Finance, Principal Financial Officer
------------------------
David H. Pratt


/s/ CHRIS C. HICKOK               Vice President -- Principal Accounting Officer
------------------------
Chris C. Hickok


/s/ BRUCE M. MCINTYRE             Director
------------------------
Bruce M. McIntyre


/s/ MICHAEL B. WRAY               Director
------------------------
Michael B. Wray


/s/ WILLIAM H. GUMMA              Director
------------------------
William H. Gumma


/s/ RICHARD W. FETZNER            Director
------------------------
Richard W. Fetzner


                         INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference into this Registration Statement of Benton Oil and Gas Company on Form S-3 of our report dated March 31, 1995 appearing in the annual report on Form 10-K of Benton Oil and Gas Company for the year ended December 31, 1994, and to the reference to our firm under the caption "Experts" in the Prospectus, which forms a part of this Registration Statement.

DELOITTE & TOUCHE LLP

Los Angeles, California

January 10, 1996